Securities and Exchange Commission
Washington, D.C., 20549
Form 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the calendar year ended December 31, 2001

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

TELCORDIA TECHNOLOGIES SAVINGS 401(k) SAVINGS PLAN

(Full Title of Plan)

Science Applications International Corporation
10260 Campus Point Drive, San Diego, California 92121

(Name of issuer of the securities held pursuant to
the Plan and the address of its principal executive office)

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Science Applications International Corporation Retirement Plan Committee duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TELCORDIA TECHNOLOGIES 401(k) SAVINGS PLAN

DATE	June 25, 2002	/S/ ELAINE R. KALIN

Elaine R. Kalin Vice President, SAIC SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLANS COMMITTEE

Telcordia Technologies 401(k)
Savings Plan

(Formerly Telcordia Technologies
Savings Plan for Salaried Employees)

Independent Auditors’ Report

Financial Statements
Years Ended December 31, 2001 and 2000
Supplemental Schedule
Year Ended December 31, 2001

TELCORDIA TECHNOLOGIES
401(k) SAVINGS PLAN
(Formerly Telcordia Technologies Savings Plan for Salaried Employees)

Page

INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2001 and 2000	3

Notes to Financial Statements	4-10

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2001:

Schedule of Assets Held at End of Year	11-13

Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS’ REPORT

To the Trustees and Participants of the
Telcordia Technologies 401(k) Savings Plan
Morristown, New Jersey

We have audited the accompanying statements of net assets available for benefits of Telcordia Technologies 401(k) Savings Plan (formerly Telcordia Technologies Savings Plan for Salaried Employees) (the “Plan”) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Parsippany, New Jersey
June 18, 2002

TELCORDIA TECHNOLOGIES
401(k) SAVINGS PLAN
(Formerly Telcordia Technologies Savings Plan for Salaried Employees)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
(Dollars in Thousands)

	2001	2000

ASSETS:
Investments, at fair value (Note 3):
Diversified Telephone Portfolio common shares	$10,980	$14,009
SAIC common shares	313,365	376,030
Shares in registered investment companies	804,448	877,294
Temporary cash investments	11,870	23,428

	1,140,663	1,290,761
Investment contracts with insurance companies and banks, at contract value	385,416	316,932
Loans to participants	11,167	11,858

Total investments	1,537,246	1,619,551
Receivables:
Company contributions	2,147	2,289
Securities sold	3,608	—
Interest	11	64

Total assets	1,543,012	1,621,904

LIABILITIES:
Securities purchased	1,694	508
Trust fees payable	22	18

Total liabilities	1,716	526

NET ASSETS AVAILABLE FOR BENEFITS	$1,541,296	$1,621,378

See notes to financial statements.

TELCORDIA TECHNOLOGIES
401(k) SAVINGS PLAN
(Formerly Telcordia Technologies Savings Plan for Salaried Employees)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000
(Dollars in Thousands)

	2001	2000

ADDITIONS:
Investment income:
Dividends	$40,742	$69,389
Interest	1,075	1,014
Net (depreciation) appreciation of investments (Note 3)	(91,571)	75,048

Total investment (loss) income	(49,754)	145,451

Contributions:
Employee contributions	56,226	57,980
Employer contributions	21,240	21,329

Total contributions	77,466	79,309

Total additions	27,712	224,760

DEDUCTIONS:
Distributions to participants	116,798	107,393
Administrative expenses (Note 6)	221	215

Total deductions	117,019	107,608

NET (DECREASE) INCREASE BEFORE TRANSFER	(89,307)	117,152
TRANSFER FROM THE TELCORDIA TECHNOLOGIES SAVINGS AND SECURITY PLAN (Note 1)	9,225	—
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,621,378	1,504,226

End of year	$1,541,296	$1,621,378

See notes to financial statements.

TELCORDIA TECHNOLOGIES
401(k) SAVINGS PLAN
(Formerly Telcordia Technologies Savings Plan for Salaried Employees)

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000
(Dollars in Thousands, Except Share Amounts)

1.	DESCRIPTION OF PLAN

The Telcordia Technologies 401(k) Savings Plan (formerly Telcordia Technologies Savings Plan for Salaried Employees) (the “Plan”) was established by Telcordia Technologies, Inc. (“Telcordia” or the “Company”) to provide a convenient way for employees to save on a regular and long-term basis. Telcordia is a wholly owned subsidiary of Science Applications International Corp. (“SAIC”). The following description of the Plan provides only general information. Participants should refer to the Plan Prospectus for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering employees of the Company who have one month of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Effective October 1, 2001, the Plan merged with the Telcordia Technologies Savings and Security Plan. As a result of the merger of the two Telcordia savings plans, the Plan has been renamed the Telcordia Technologies 401(k) Savings Plan. Effective January 1, 2001, the Company enacted a provision allowing Company discretionary and matching contributions to mirror each participant’s directed allocations. Also effective January 1, 2000, the Plan was amended to allow two new investment options, the Vanguard U.S. Growth Fund and the Vanguard Extended Market Index Fund.

Contributions - Each year, participants may contribute up to 16 percent of their annual compensation, on a pre- or post-tax basis, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. After one year of service, the Company will make a matching contribution equal to 70 percent of the first 6 percent of compensation that a participant contributes to the Plan. In addition, after one year of service, the Company may make an annual discretionary contribution of a 1/2 percent of compensation on behalf of each participant. The discretionary contribution is made during the first quarter based on participant earnings of the previous calendar year. The Company’s discretionary and matching contributions are invested 100 percent in accordance with each participant’s directed allocation. Contributions are subject to certain IRS limitations.

Effective August 2, 2001, participants of the Plan who have combined balances in the SAIC Stock Funds (Exchangeable and Non-Exchangeable) of less than $50, will be permitted to invest up to 100% of their payroll contributions in the SAIC Exchangeable Stock Fund.

Participants who have, or accumulate, combined SAIC Stock Fund balances in excess of $50 may allocate no more than 25% of their payroll contributions to the SAIC Exchangeable Stock Fund. Company matching contributions will continue to be invested in the same way as participant payroll contributions in all cases. If the value of a participant’s combined SAIC Stock Funds’ balance reaches $50, he will not be permitted to allocate more than 25% of his payroll contributions to the SAIC Exchangeable Stock Fund, even if the value of his combined SAIC Stock Funds’ balance thereafter falls below $50.

Participant Accounts - Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and fund earnings, and each participant’s account is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - Participants are immediately vested in their contributions and the Company’s discretionary contributions, plus actual earnings thereon. Vesting in the Company’s matching contributions plus actual earnings thereon is based on years of continuous service. A participant is fully vested after five years of service.

Participant Loans Receivable - Participants may borrow from their fund accounts a minimum of $1 up to a maximum $50 or 50 percent of their vested account balance, whichever is less, excluding amounts invested in the SAIC Stock Fund. The maximum loan term is generally 56 months. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits - On termination of service other than by death, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments not to exceed the life expectancy of the participant and spouse, if applicable. For termination of service due to death, a beneficiary may receive the value of the vested interest in his or her account as a lump-sum distribution, or in two annual installments, if the participant has so elected.

Forfeited Accounts - Forfeited accounts are used to reduce future Company contributions. Company contributions were reduced by $600 and $1,539 in 2001 and 2000, respectively.

Investment Options - The Plan is comprised of the following investments:

•	Vanguard Total Bond Market Index Fund - This participant directed fund invests in United States treasury obligations, federal agency mortgage backed obligations and investment grade corporate obligations.

•	Vanguard Explorer Fund - This participant directed fund invests in the common stock of a diversified group of small capitalization companies.

•	Vanguard Extended Market Index Fund - This participant directed fund invests in small and medium capitalization companies that make up the Wilshire 4500 Completion Index.

•	Vanguard 500 Index Fund - This participant directed fund invests in all of the 500 stocks that make up the Standard & Poor’s 500 Composite Stock Price Index.

•	Vanguard International Growth Fund - This participant directed fund invests in the common stocks of companies based outside of the United States.

•	Vanguard PRIMECAP Fund - This participant directed fund invests in the common stock of medium capitalization companies.

•	Vanguard U.S. Growth Fund - This participant directed fund invests in the common stock of large capitalized companies.

•	Vanguard Wellington Fund - This participant directed fund invests approximately 65 percent of its assets in common stocks and the remaining 35 percent in bonds.

•	Vanguard Windsor II - This participant directed fund invests in the common stock of large capitalization companies.

•	SAIC Exchangeable Stock Fund - This fund invests primarily in SAIC class A common stock and is participant directed to the extent that participant contributions were used to purchase SAIC stock. Effective October 1999, the Company announced the closing of SAIC stock funds to all inactive participants of the Plan. Inactive participants would have until July 2000 to move assets held in these funds. Remaining funds were moved to the interest income fund.

•	SAIC Non-Exchangeable Stock Fund - This is a non-participant directed fund created to invest 50% of the Company’s matching contributions and the Company’s annual discretionary contributions in SAIC class A common stock. Effective October 1999, the Company announced the closing of SAIC stock funds to all inactive participants of the Plan. Inactive participants would have until July 2000 to move assets held in these funds. Remaining funds were moved to the Interest Income Fund.

•	The SAIC Stock Purchase Fund - This is not a participant directed investment option; it is a temporary holding fund designed to hold respective participant and Company contributions until the following SAIC common stock quarterly trade date. Pending the quarterly trade, the respective contributions are invested in the Vanguard Prime Money Market Fund.

•	Telcordia Technologies, Inc. - Interest Income Fund - This participant directed fund invests primarily in investment contracts issued by insurance companies and banks.

•	Telcordia Technologies, Inc. - Diversified Telephone Portfolio Stock Fund - This fund invests primarily in common stock and has been frozen to new participant directed contributions since 1984.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition - The Plan’s investments are valued at fair value, except for its investment contracts which are valued at contract value.

Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Quoted market prices for the value of the common shares of each company in the Diversified Telephone Portfolio are obtained on the basis of the closing price on the New York Stock Exchange on the year-end date or, if no sales were made on that date, at the closing price on the New York Stock Exchange on the next preceding day on which sales were made.

Participant notes receivable are valued at outstanding principal balance which approximates fair value.

A general public market for SAIC’s common stock does not exist; therefore, the fair value of the common stock is determined pursuant to a stock price formula and valuation process which includes an appraisal prepared by an independent appraisal firm. Periodic determinations of fair value of the common stock are made by the SAIC Board of Directors, with the assistance of the independent appraisal firm. The SAIC Board of Directors reserves the right to alter the formula. As of December 31, 2001, the fair value of SAIC’s class A common stock was $31.37 per share and the Plan held approximately 9,710,737 shares.

The gains or losses realized on distributions of investments and the increases or decreases in unrealized appreciation are calculated as the difference between the current fair value and the fair value of the investments at the beginning of the year, or purchase price if purchased during the year.

It is the policy of the Company to keep the SAIC Common Stock Fund invested primarily in common stock, except for estimated cash reserves for use in distributions and investment exchanges by participants. Such reserves are invested in the Vanguard Prime Money Market fund. If reserves in the SAIC Common Stock Fund are less than the amount required at any given time to make required distributions and investment changes, investment exchanges out of the SAIC Common Stock Fund by participants may have to be deferred.

Purchases and sales of securities are reflected as of the trade date. Investments are valued on a daily basis. Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

Benefit Payments - Benefits are recorded when paid.

Plan Termination - The Company intends to continue the Plan indefinitely, but reserves the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the termination of the Plan, participants would become fully vested in their accounts; Company contributions would not be subject to forfeiture.

Reclassifications - Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

3.	INVESTMENTS

Investments are summarized in the following schedule. Investments that represent five percent or more of the Plan’s net assets are separately identified and all remaining investments are included in other.

	December 31,

	2001	2000

SAIC common shares:
SAIC Exchangeable Stock Fund	$282,108	$335,941
Other	31,257	40,089

Total	313,365	376,030

Shares in registered investment companies:
Vanguard 500 Index Fund	308,756	361,402
Vanguard Wellington Fund	79,231	68,771
Vanguard Windsor II Fund	94,733	90,186
Vanguard PRIMECAP Fund	165,461	197,400
Other	156,267	159,535

	804,448	877,294

Investment contracts with insurance companies and banks, at contract value	385,416	316,932
Other	34,017	49,295

Total investments	$1,537,246	$1,619,551

During 2001 and 2000, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	December 31,

	2001	2000

Mutual funds	$(105,198)	$(70,418)
Common stock	(1,769)	(7,907)
SAIC stock funds	13,981	154,003
Interest income fund	1,415	(630)

Total (depreciation) appreciation of investments	$(91,571)	$75,048

4.	NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of changes in net assets relating to the non-participant directed investments, is as follows:

	December 31,

	2001	2000

Investments, at fair value:
SAIC common shares in the SAIC
Non-exchangeable Stock Fund	$31,257	$40,089
Temporary cash investments	142	232

Total net assets available for benefits	$31,399	$40,321

	December 31,

	2001	2000

Changes in net assets:
Net appreciation of investments	$1,525	$11,883
Dividends	—	11
Employer contributions	163	131
Net transfers of participants’ balances	(10,314)	8,032
Distributions to participants	(296)	(699)

Net (decrease) increase in net assets	(8,922)	19,358
Net assets available for benefits:
Beginning of year	40,321	20,963

End of year	$31,399	$40,321

5.	INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan maintains investments in fully benefit-responsive investment contracts with a number of insurance companies and banks. Benefit responsiveness is the extent to which contract terms permit and require withdrawals at contract value for benefit payments, loans, or transfers to other investment options offered to the participants by the Plan. The accounts are credited with earnings of the underlying investments (principally bank certificates of deposit and other fixed income products) and charged for Plan withdrawals and administrative expenses. The contracts are included in the financial statements at contract value, which approximates fair value, as reported to the Plan by the respective provider.

Contract value represents contributions made under the contract, plus earnings, less plan withdrawals and administrative expenses.

Approximately 25 percent and 20 percent of total net assets at both December 31, 2001 and 2000, were invested in investment contracts. These contracts are subject to credit risk. If any of the companies fail to perform on the contracts held, the asset value of the Interest Income Fund, and therefore the Plan, could be adversely impaired.

6.	PARTIES-IN-INTEREST

Transactions involving cash, securities or assets of the Company, the Trustee or other affiliated persons are considered to be party-in-interest transactions under Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure. Reportable party-in-interest transactions for the years ended December 31, 2001 and 2000 are summarized as follows:

	Year Ended December 31, 2001

	Number of	Number of
	Shares	Transactions	Cost

Investment sales:
SAIC Class A Common Stock	3,262,403	4	$104,680
Investment sales:
SAIC Class A Common Stock	2,340,618	4	$70,002
Investment purchases:
SAIC Class A Common Stock	255,343	4	7,457

Certain Plan investments are investment funds and are shares of mutual funds managed by The Vanguard Group. Vanguard Fiduciary Trust Company is the trustee as defined by the Plan, and therefore these transactions qualify as party-in-interest.

There were no known prohibited transactions with known parties in interest as defined in ERISA Section 3(14) and regulations thereunder, including those transactions set forth in ERISA Sections 406 and 407(a) and Internal Revenue Code Section 4975(c). There was no known relationship in which The Vanguard Fiduciary Trust Company had any direct or indirect financial interest which would affect its capacity to perform the necessary calculations.

Fees paid by the Plan for administrative expenses and investment management services amounted to $221 and $215 for 2001 and 2000, respectively. All other Plan expenses are paid by the Company.

7.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated February 24, 1999 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. An application for determination with respect to the continued qualification of the Plan has been filed on February 28, 2002.

8.	SUBSEQUENT EVENTS

Matching contributions of the Plan for the plan years beginning on and after January 1, 2002 will be invested as follows: 50% shall be invested in the SAIC Non-Exchangeable Stock Fund and 50% shall be invested in accordance with participant elections for their salary deduction contributions and after-tax contributions. A participant’s salary deduction and after-tax contributions of the Plan for the plan years beginning on and after January 1, 2002, to the extent directed to be invested in the SAIC Exchangeable Stock Fund will be limited to 50% of such salary reduction and after-tax contributions after aggregate balance of all SAIC Stock funds under the Plan for such participant equals or exceeds $50. Rollover contributions of the Plan for plan years beginning January 1, 2002, to the extent directed to be invested in the SAIC Exchangeable Stock Fund, will be limited to 50% of such contributions.

******

TELCORDIA TECHNOLOGIES
401(k) SAVINGS PLAN
(Formerly Telcordia Technologies Savings Plan for Salaried Employees)

SCHEDULE H LINE 4(i) OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2001
(Dollars in Thousands)

DIVERSIFIED TELEPHONE PORTFOLIO

	Number		Fair
Name of Issuer and Title of Issue	of Shares	Cost	Value

Common Shares:
AT&T Corporation	78,935	$561	$1,432
AT&T Wireless	25,989	—	373
Avaya	4,433	89	54
BellSouth Corporation	57,437	315	2,191
Lucent Technologies Corporation	52,713	195	332
NCR Corporation	2,550	24	94
Qwest Communications	18,927	530	267
SBC Communications, Inc.	95,988	467	3,760
Verizon Communications	40,708	390	1,932
Vodafone-Airtouch	21,211	45	545

Total common shares		2,616	10,980
Temporary cash investments		87	87

Total Diversified Telephone Portfolio Investments		$2,703	$11,067

SAIC FUNDS

SAIC Exchangeable Stock Fund:*
SAIC Class A Common Stock	8,742,125	$101,512	$282,108
Temporary Cash Investments		1,717	1,717

Total SAIC Exchangeable Stock Fund		$103,229	$283,825

SAIC Non-Exchangeable Stock Fund*
SAIC Class A Common Stock	968,612	$17,572	$31,257
Temporary Cash Investments		142	142

Total SAIC Non-Exchangeable Stock Fund		$17,714	$31,399

SAIC Stock Purchase Fund*
Temporary Cash Investments		$1,710	$1,710

* Represents party-in-interest	(Continued)

TELCORDIA TECHNOLOGIES
401(k) SAVINGS PLAN
(Formerly Telcordia Technologies Savings Plan for Salaried Employees)

SCHEDULE H LINE 4(i) OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2001
(Dollars in Thousands)

INTEREST INCOME FUND

	Principal	Contract	Fair
Name of Issuer and Title of Issue	Amount	Value	Value

Contracts with Insurance Companies and Banks:
AIG - 5.56%, due 10/15/02	$20,230	$20,230	$20,230
AIG FP - 5.19%, due 9/30/04	4,079	4,079	4,079
AIG FP - 4.74%, due 3/31/06	6,036	6,036	6,036
Allstate - 7.76%, due 1/15/05	5,371	5,371	5,371
Allstate - 5.55%, due 1/15/03	12,304	12,304	12,304
Bayerische - 6.87%, due 7/15/04	8,390	8,390	8,390
Bayerische - 5.81%, due 8/15/05	8,414	8,414	8,414
CDC Capital, Inc.:
4.98%, due 9/29/06	9,103	9,103	9,103
5.67%, due 12/29/06	5,009	5,009	5,009
5.07%, due 11/15/03	12,075	12,075	12,075
GE Life and Annuity:
6.06%, due 9/15/03	11,760	11,760	11,760
6.56%, due 2/15/03	12,687	12,687	12,687
John Hancock:
6.17%, due 4/17/06	10,373	10,373	10,373
6.35%, due 8/15/02	7,789	7,789	7,789
JP Morgan - 6.47% no maturity date	14,828	14,828	14,828
Massachusetts Mutual - 7.23%, due 12/31/04	10,002	10,002	10,002
Metropolitan Life:
5.68%, due 4/15/05	7,793	7,793	7,793
7.02%, due 12/15/03	10,028	10,028	10,028
5.57%, due 8/15/06	10,184	10,184	10,184
New York Life Insurance Company:
5.79%, due 8/15/05	7,323	7,323	7,323
4.80%, due 10/16/06	10,062	10,062	10,062
7.36%, due 6/15/04	10,587	10,587	10,587
Principal Mutual Life Insurance:
5.93%, due 7/15/03	11,808	11,808	11,808
7.35%, due 10/15/05	10,846	10,846	10,846
Rabobank Nederland:
6.04% no maturity date	23,401	23,401	23,401
4.44% no maturity date	10,090	10,090	10,090
5.57% no maturity date	14,409	14,409	14,409
Security Life of Denver - 5.83%, due 7/17/06	6,136	6,136	6,136
State Street Bank -
6.29%, due 12/30/05	10,645	10,645	10,645
5.76%, due 3/31/06	15,650	15,650	15,650
5.43%, due 6/30/06	9,198	9,198	9,198
Sun Life Insurance Company of America - 6.14%, due 1/2/04	1,835	1,835	1,835
Union Bank of Switzerland:
7.31% no maturity date	13,046	13,046	13,046
7.32% no maturity date	12,991	12,991	12,991
5.96% no maturity date	30,934	30,934	30,934

Total Contracts with Insurance Companies and Banks	385,416	385,416	385,416
Temporary Cash Investments	8,214	8,214	8,214

Total Interest Income Fund Investments	$393,630	$393,630	$393,630

(Continued)

TELCORDIA TECHNOLOGIES
401(k) SAVINGS PLAN
(Formerly Telcordia Technologies Savings Plan for Salaried Employees)

SCHEDULE H LINE 4(i) OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2001
(Dollars in Thousands)

VANGUARD MUTUAL FUNDS

	Number		Fair
Name of Issuer and Title of Issue	of Shares	Cost	Value

Vanguard 500 Index Fund *	2,915,816	$232,776	$308,756
Vanguard Explorer Fund *	715,808	45,090	43,170
Vanguard Extend Mkt Index Fund *	513,595	16,091	11,859
Vanguard International Growth Fund *	2,876,872	49,249	43,182
Vanguard PRIMECAP Fund *	3,211,596	168,895	165,461
Vanguard Total Bond Market Index *	4,336,733	43,680	43,975
Vanguard U.S. Growth *	746,979	24,000	14,081
Vanguard Wellington Fund *	2,906,492	80,269	79,231
Vanguard Windsor II Fund *	3,701,973	94,948	94,733

		$754,998	$804,448

LOAN FUND

Participant Loans (Interest rates range from 5.75 to 10.5% with maturities between 12 and 56 months)		$11,167	$11,167

* Represents party-in-interest	(Concluded)